SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFG Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Suite 1400
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken George (603) 773-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roth, Jonas, Mittelberg & Hartney, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 West Flagler Street, Suite 125,	Miami	Florida	33144
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its posse

14046441

KW 3/8/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/14/14

OATH OR AFFIRMATION

I, Eduardo Gruener and Mauricio Gruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFG Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Members

Title

Laura Cortes
COMMISSION # EE 169851
EXPIRES: FEB. 15, 2016
WWW.AARONNOTARY.com

Laura Cortes

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- N/A [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Accountant's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of GFG Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of GFG Securities, LLC (a Florida Limited Liability Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFG Securities, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 24, 2014

EXHIBIT "A"

GFG SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash in Bank	$ 69,728	
Prepaid Expenses and Other Assets	3,929	
Property and Equipment, net of Accumulated Depreciation of $ 6,496	549	
TOTAL ASSETS		$ 74,206

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 18,675
MEMBER'S EQUITY	55,531
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,206

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

GFG SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Success Fees	$ 2,100,120	
Retainer Fees	297,500	
Consulting Fees	110,000	
Interest	33,721	
Other	4,954	
Total Revenues		$ 2,546,295
OPERATING EXPENSES		
Employee Compensation, Commissions and Benefits	$ 829,479	
Occupancy Expense	56,481	
Professional Fees	73,900	
Taxes, Other than Income Taxes	1,643	
Depreciation	897	
Other Operating Expenses	98,712	
Total Operating Expenses		1,061,112
NET PROFIT		$ 1,485,183

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

GFG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Total Member's Equity
Balance - January 1, 2013	$ 35,348
Capital Distribution To Member	(1,465,000)
Net Profit for the Period	1,485,183
Balance - December 31, 2013	$ 55,531

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

GFG SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net Profit	$ 1,485,183	
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	897	
Changes in Operating Assets and Liabilities		
Decrease in Accounts Receivable	10,224	
(Increase) in Prepaid Expenses and Other Assets	(2,027)	
(Decrease) in Accounts Payable and Accrued Expenses	(7,201)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 1,487,076
FINANCING ACTIVITIES		
Capital Distributions To Member	$ (1,465,000)	
NET CASH (USED IN) FINANCING ACTIVITIES		(1,465,000)
INCREASE IN CASH		$ 22,076
CASH AT BEGINNING OF YEAR		47,652
CASH AT END OF YEAR		$ 69,728

SUPPLEMENTAL CASH FLOW DISCLOSURES

NONE

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND BUSINESS

Organization and Business - GFG Securities, LLC (the Company) was incorporated on March 3, 2004 in the State of Delaware, and on January 26, 2005 received authorization from the Financial Industry Regulatory Authority (FINRA) to operate as a registered broker dealer. GFG Securities, LLC is approved to conduct mergers and acquisitions (being compensated on a "success-fee" basis) and private placements (acting as agent). The Company's customers are solely institutional.

The Company is a wholly owned subsidiary of GFG Holdings, LLC (the parent).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Government and Other Regulations - The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents - The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may during the course of operations, maintain cash deposits in excess of federally insured limits.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation are as follows:

	Years
Property and Equipment	3-5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts.

Depreciation expense for the year ended December 31, 2013 amounted to $ 897

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - No Federal or State income taxes are payable by the Company, and none have been provided for in the accompanying financial statements. The Parent is to include the Company's income on its tax return.

Generally, Federal and State tax authorities may examine the Company's tax returns for three years from the date of filing. Therefore the current year and three preceding years remain subject to examination as of December 31, 2013.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Revenue Recognition - The Company recognizes its revenue as services are provided and collection is reasonably assured.

Subsequent Events - The Company has evaluated subsequent events for recognition and disclosure through January 24, 2014, which is the date the financial statements were available to be issued.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provides that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $5,000. At December 31, 2013, the Company's net capital was $ 51,053, which was $46,053 in excess of its required net capital of $5,000. At December 31, 2013, the Company's net capital ratio was .37 to 1. At no time during the year ended December 31, 2013, was the Company's net capital short of its minimum requirement.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its bank accounts at one financial institution. The accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2013 the Company did not have any uninsured funds.

NOTE 5 - DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events through January 24, 2014, which is the date the financial statements were available to be issued. There have been no subsequent events as of the date the financial statements were available to be issued that need to be disclosed in the accompanying financial statements.

NOTE 6 - SUB-LEASE AGREEMENT

On February 3, 2012, the Company entered into an agreement with its parent Company to sublease their office space under the same terms as the parent Company's lease.The lease expires on April 30, 2017. Minimum rentals under this sublease agreement are as follows:

Year	Amount
2014	$ 53,949
2015	55,564
2016	57,229
2017	19,553
	$ 186,295

NOTE 7 - EXPENSE SHARING AGREEMENT

On January 1, 2012, the Company entered into an expense sharing agreement with its parent Company (GFG Holdings, LLC). Under the terms of this agreement the Company will be billed monthly for its pro-rata share of certain expenses incurred by the parent Company for the benefit of the Company. These expenses include, but are not limited to payroll, health insurance, professional fees, office expenses and other operating expenses. During the year ended December 31, 2013, the total amount billed to the Company by its parent, including occupancy expenses, was $ 231,217. For financial statement presentation the expenses incurred under this agreement have been reclassified to their respective expense categories. There is no expiration date on this agreement.

SUPPLEMENTARY INFORMATION

GFG SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Member's Equity		$ 55,531
Less: Non-allowable assets and haircuts		4,478
Net Capital		$ 51,053
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ 18,675	
Total Aggregate Indebtedness		$ 18,675
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 1,245
Minimum Net Capital Requirement		$ 5,000
Excess Net Capital (Net Capital Less Net Capital Required)		$ 46,053
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ 45,053
Percentage of Aggregate Indebtedness to Net Capital		36.58%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

NOTE - There are no significant differences in the computation of adjusted net capital between the amended unaudited broker-dealer focus report and the audited annual report.

GFG SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3, specifically under Section (k) (2) (i). The Company is exempt from the computation of reserve requirements and the information relating to the posession or control requirements.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5
For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
GFG Securities, LLC

In planning and performing our audit of the financial statements of GFG Securities, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 24, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

RELATED TO AN ENTITY'S SIPC ASSESSMENT REGULATION

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
GFG Securities, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31,2013, which were agreed to by GFG Securities, LLC and the Securities and Exchange Commission Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating GFG Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GFG Securities, LLC's management is responsible for the GFG Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries, including cash disbursement journals and copies of the checks issued in payment, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including interim profit and loss statements and interim unaudited Company prepared focus reports, noting no differences.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including Company prepared unaudited interim focus reports and profit and loss statements, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other then these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

January 24, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066606 FINRA DEC
GFG SECURITIES LLC 13*13
701 BRICKELL AVE STE 1400
MIAMI FL 33131-2820

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ken George (603) 380-5435

2. A. General Assessment (item 2e from page 2)		$ 6,366
B. Less payment made with SIPC-6 filed (exclude interest)		(2,820)
______ Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		3,546
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,546
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,546	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GFG Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 20 14.

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,546,288
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	ø
2d. SIPC Net Operating Revenues	$ 2,546,288
2e. General Assessment @ .0025	$ 6,366 (to page 1, line 2.A.)